Exhibit 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2024

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	June 30, 2024 $	December 31, 2023 $

Assets

Current assets
Cash	34,079	26,213
Trade and other receivables (note 3)	7,162	7,288
Inventory (note 4)	6,732	6,989
Prepaid expenses and deposits	517	1,406
Total current assets	48,490	41,896

Property and equipment (note 5)	680	909
Intangible assets (note 6)	374	490
Right-of-use assets (note 7)	488	616

Total assets	50,032	43,911

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,671	3,282
Deferred revenue	676	721
Long-term debt (note 8)	2,024	2,104
Lease liability (note 9)	258	259
Total current liabilities	5,629	6,366

Deferred tax liability	59	59
Long-term debt (note 8)	3,943	5,000
Deferred revenue	735	728
Lease liability (note 9)	427	578

Total liabilities	10,793	12,731

Shareholders’ Equity

Share capital (note 10)	230,842	217,393
Contributed surplus	20,138	19,687
Accumulated other comprehensive income	19,308	12,031
Deficit	(231,049)	(217,931)

Total Shareholders’ Equity	39,239	31,180

Total Liabilities and Shareholders’ Equity	50,032	43,911

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended June 30, 2024 $	Three months ended June 30, 2023 $	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $

Revenue (note 12)
Recurring - non-capital	1,460	1,602	2,942	3,069
Capital equipment	773	-	1,201	393
	2,233	1,602	4,143	3,462
Cost of sales (note 13)	795	552	1,436	1,199
Gross profit	1,438	1,050	2,707	2,263

Operating expenses (note 13)
Research and development	4,193	3,155	8,126	6,995
General and administrative	2,109	2,080	4,496	4,186
Selling and distribution	2,969	2,251	5,400	4,356
Total operating expenses	9,271	7,486	18,022	15,537

Operating loss	7,833	6,436	15,315	13,274

Net finance expense/(income) (note 14)	(934)	884	(2,256)	739

Loss before income taxes	6,899	7,320	13,059	14,013

Income taxes expense	20	35	59	83

Net loss attributed to shareholders for the period	6,919	7,355	13,118	14,096

Other comprehensive (income)/loss
Item that may be reclassified to loss
Foreign currency translation adjustment- net of tax	(2,068)	4,117	(7,277)	4,164
Net loss and comprehensive loss for the period	4,851	11,472	5,841	18,260

Loss per share (note 15)
Basic and diluted loss per common share	0.28	0.35	0.54	0.67

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income $	Deficit $	Total $

Balance – January 1, 2023	20,879,497	205,825	18,704	16,837	(189,362)	52,004

Net loss for the period	-	-	-	-	(14,096)	(14,096)
Cumulative translation adjustment – net of tax of $nil	-	4,849	273	(4,164)	-	958
Exercise of share options	32,851	392	(153)	-	-	239
Exercise of warrants	285,138	4,223	(986)	-	-	3,237
Vesting of RSUs	53,109	668	(668)	-	-	-
Vesting of DSUs	10,000	135	(135)	-	-	-
Change in terms of DSUs	-	-	241	-	-	241
Share-based compensation (note 11)	-	-	1,783	-	-	1,783
Balance – June 30, 2023	21,260,595	216,092	19,059	12,673	(203,458)	44,366

Balance – January 1, 2024	21,370,565	217,393	19,687	12,031	(217,931)	31,180
Net loss for the period	-	-	-	-	(13,118)	(13,118)
Cumulative translation adjustment – net of tax of $nil	-	(8,044)	(670)	7,277	-	(1,437)
Shares issued in public offering and private placement (note 10)	3,058,334	21,079	-	-	-	21,079
Exercise of share options	101	1	(1)	-	-	-
Vesting of RSUs	52,835	413	(413)	-	-	-
Share-based compensation (note 11)	-	-	1,535	-	-	1,535
Balance – June 30, 2024	24,481,835	230,842	20,138	19,308	(231,049)	39,239

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $

Operating activities
Net loss for the period	(13,118)	(14,096)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	383	351
Amortization of intangible assets (note 6)	101	101
Depreciation of right-of-use assets (note 7)	108	108
Share-based compensation (note 11)	1,535	1,783
Interest and accretion expense (note 14)	339	384
Deferred revenue	18	142
Change in fair value of derivative financial instrument (note 14)	-	232
Net change in amortized cost of trade and other receivables (note 3)	(168)	(79)
Changes in non-cash working capital balances
Trade and other receivables	13	(27)
Prepaid expenses and deposits	859	465
Inventory	(168)	(191)
Accounts payable and accrued liabilities	(508)	334
Income taxes payable	2	16
Foreign exchange on cash	(844)	(465)
Net cash flow used in operating activities	(11,448)	(10,942)

Financing activities
Issuance of common shares (note 10)	22,938	-
Transactions costs paid (note 10)	(1,859)	-
Payment of long-term debt (note 8)	(1,227)	(372)
Proceeds from share options exercised	1	239
Proceeds from warrants exercised	-	2,423
Payment of lease liability (note 9)	(145)	(146)
Total cash flow from financing activities	19,708	2,144

Net change in cash during the period	8,260	(8,798)
Foreign exchange on cash	(394)	1,556
Cash – Beginning of period	26,213	46,517
Cash – End of period	34,079	39,275

Supplemental cash flow information:
Interest paid, included in financing activities	307	320
Income taxes paid, included in operating activities	174	22

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, Canada, L4W 5K5.

2	Summary of material accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2023, which were prepared in accordance with IFRS Accounting Standards.

These interim condensed consolidated financial statements are prepared in accordance with the accounting policies as set out in the Company’s annual consolidated financial statements for the year ended December 31, 2023. The presentation of these interim condensed consolidated financial statements is consistent with the presentation of the annual consolidated financial statements. The Board of Directors approved these consolidated financial statements on August 8, 2024. These consolidated financial statements comply with IFRS Accounting Standards.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention. The fair values of cash, trade and other receivables, accounts payable and accrued liabilities and lease liability approximate their carrying values, due to their relatively short periods to maturity. The fair value of the long-term debt approximates its carrying amount as it has a floating interest rate.

Accounting standards adopted during the year

Beginning on January 1, 2024, the Company adopted certain IFRS Accounting Standards and amendments:

•	Classification of liabilities as current or non-current (Amendments to IAS1)
•	Non-current liabilities with covenants (Amendments to IAS1).

The adoption of these amendments did not have a material impact on the interim condensed consolidated financial statements.

(1)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

Accounting pronouncements issued but not yet effective

The IASB has issued classification, measurement and disclosure amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures with an effective date for annual reporting periods beginning on or after January 1, 2026. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flows changes are linked to environment, social or governance targets).

IFRS 18, Presentation and Disclosure in Financial Statements (IFRS 18) is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements (IAS 1). IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027.

The adoption of these pronouncements are currently being assessed.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	June 30, 2024 $	December 31, 2023 $

Trade receivables, gross	6,961	7,145
Loss allowance	(75)	(76)
Less amortized cost adjustment	(138)	(315)
Trade receivables, net	6,748	6,754
Tax receivables	210	414
Other receivables	204	120
Total trade and other receivables	7,162	7,288

The Company applies the simplified approach to provide for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. Trade receivables past due represents amounts not collected beyond the customer’s contractual terms. At June 30, 2024 there were $746 of trade receivables that were past due (December 31, 2023 - $648).

Management continually reviews the future cash flows used in the calculation of the amortized cost of its trade and other receivables. Due to access to customer locations, certain gross trade receivables totalling $3,425 are expected to have a longer repayment term due to the payment term being based on installation of the device. The Company recognized $99 and $168 of interest income for the three and six months ended June 30, 2024, respectively, $40 and $79 of interest income for the three and six months ended June 30, 2023).

(2)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

4	Inventory

	June 30, 2024 $	December 31, 2023 $

Finished goods	4,398	4,646
Raw materials	2,356	2,351
Inventory provision	(22)	(8)
Total inventory	6,732	6,989

During the three and six months ended June 30, 2024, $751 and $1,274, respectively (three and six months ended June 30, 2023, $507 and $983) of inventory was recognized in cost of sales. The Company increased its inventory provision by $7 and $14 during the three and six months ended June 30, 2024 (decreased its inventory provision by $4 during the three months ended June 30, 2023 and increased its inventory provision by $2 during the six months ended June 30, 2023). There were no other inventory write-downs charged to cost of sales during the period ended June 30, 2024.

5	Property and equipment

	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2024
Cost	542	2,583	3,125
Accumulated depreciation	(384)	(1,832)	(2,216)
Net book value	158	751	909

Six months ended June 30, 2024
Opening net book value	158	751	909
Additions	-	159	159
Foreign exchange	1	(6)	(5)
Depreciation	(28)	(355)	(383)
Closing net book value	131	549	680

At June 30, 2024
Cost	542	2,742	3,284
Accumulated depreciation	(411)	(2,193)	(2,604)
Net book value	131	549	680

(3)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

6	Intangible assets

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2024
Cost	231	978	3,456	681	5,346
Accumulated amortization	(114)	(605)	(3,456)	(681)	(4,856)
Net book value	117	373	-	-	490

Six months ended June 30, 2024
Opening net book value	117	373	-	-	490
Foreign exchange	(3)	(12)	-	-	(15)
Amortization	(10)	(91)	-	-	(101)
Closing net book value	104	270	-	-	374

As at June 30, 2024
Cost	231	978	3,456	681	5,346
Accumulated amortization	(127)	(708)	(3,456)	(681)	(4,972)
Net book value	104	270	-	-	374

7	Right-of-use assets

Leased premises $

As at January 1, 2024
Cost	1,679
Accumulated depreciation	(1,063)
Net book value	616

Six months ended June 30, 2024
Opening net book value	616
Foreign exchange	(20)
Depreciation	(108)
Closing net book value	488

As at June 30, 2024
Cost	1,679
Accumulated depreciation	(1,191)
Net book value	488

The Company leases office premises in Mississauga, Canada. The lease agreement ends on September 30, 2026 with the rights to extend for another 5 years, which is not reasonably certain.

8	Long-term debt

On November 3, 2022, the Company signed a term loan agreement with CIBC Innovation Banking (CIBC) to provide a secured loan for total gross proceeds of C$10,000 maturing on November 3, 2027 with an interest rate based on prime plus 2% (CIBC Loan). The Company was required to make interest only payments until October 31, 2023 and monthly repayments of C$208 plus accrued interest commenced on October 31, 2023. All obligations of the Company under the CIBC Loan are guaranteed by current and future subsidiaries of the Company and include security of first priority interests in the assets of the Company and its subsidiaries. Initially, the Company had financial covenants in relation to the CIBC loan where unrestricted cash is at all times greater than EBITDA for the most recent six-month period, reported on a monthly basis and that revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis.

(4)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

On September 26, 2023 an amendment to the CIBC Loan resulted in a change to the financial covenants. The amended covenants are that unrestricted cash must at all times be greater of: (i) to the extent EBITDA is negative for such period, EBITDA for the most recent nine-month period or (ii) $7,500, reported on a monthly basis; and that recurring revenue for any fiscal quarter must be 15% greater than recurring revenue for the same fiscal quarter in the prior fiscal year, reported on a quarterly basis. On March 31, 2024, the Company was in breach of the second covenant whereby revenue for any fiscal quarter must be 15% greater than revenue for the same fiscal quarter in the prior fiscal year. The Company received a waiver from CIBC in relation to this covenant breach.

On May 3, 2024, a second amendment to the CIBC Loan resulted in another change to the financial covenants. The amended covenants are that the recurring revenue covenant shall not be tested for any fiscal quarter in the 2024 fiscal year so long as unrestricted cash is no less than 2.5 multiplied by the principal amount of outstanding CIBC Loan at all times. The Company is in compliance with these financial covenants as at June 30, 2024.

	June 30, 2024 $	December 31, 2023 $

Balance - Beginning of period	7,104	7,174
Interest and accretion expense	323	727
Foreign exchange	(233)	115
Repayment	(1,227)	(912)
Balance - End of period	5,967	7,104
Less: Current portion	2,024	2,104
Long-term portion	3,943	5,000

9	Lease liability

	June 30, 2024 $	December 31, 2023 $

Balance – Beginning of Period	837	1,056
Repayments	(145)	(292)
Foreign exchange	(23)	30
Interest and accretion expense	16	43
Balance – End of Period	685	837
Less: Current portion	258	259
Long-term portion	427	578

(5)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	June 30, 2024 $	December 31, 2023 $

24,481,835 (December 31, 2023 – 21,370,565) common shares	230,842	217,393

On January 2, 2024, the Company closed a public offering, resulting in the issuance of 2,666,667 common shares at a price of $7.50, for gross proceeds of $20,000 ($18,238, net of transaction costs). On January 16, 2024, the Company closed a non-brokered private placement, resulting in the issuance of 391,667 common shares at a price of $7.50, for gross proceeds of $2,938 ($2,841, net of transaction costs).

11	Share-based payments

Share options

Compensation expense related to share options for the three and six months ended June 30, 2024 was $129 and $298, respectively (three and six months ended June 30, 2023 was $293 and $708). A summary of the share option changes during the period presented and the total number of share options outstanding as at those dates are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2024	1,474,809	16.19
Granted	28,700	11.24
Exercised	(101)	8.57
Forfeited/expired	(22,000)	17.74
Balance - June 30, 2024	1,481,408	16.07

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below:

March 18, 2024

Exercise price	C$11.24
Expected volatility	70%
Expected life of options	6 years
Risk-free interest rate	3.54%
Dividend yield	-
Number of share options issued	28,700

(6)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

The following table summarizes information about the share options outstanding as at June 30, 2024:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

8.01 – 10.00	316,508	4.80	313,998
10.01 – 12.00	138,234	4.97	109,534
12.01 – 14.00	34,150	7.34	12,511
14.01 – 16.00	140,956	2.88	135,648
16.01 – 18.00	418,989	5.90	418,989
18.01 – 20.00	11,450	8.96	2,862
20.01 – 22.00	300	6.13	287
22.01 – 24.00	409,321	6.88	316,487
24.01 – 26.00	1,500	6.38	1,337
28.01 – 30.00	10,000	6.70	8,130
	1,481,408	5.36	1,319,783

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and six months ended June 30, 2024 was $639 and $1,237, respectively (three and six months ended June 30, 2023 was $549 and $1,075, respectively).

A summary of the RSU changes during the year are set forth below:

	Number of RSUs	Weighted average remaining contractual life (years)

Balance - January 1, 2024	493,396	1.99
Granted	30,000	2.92
Vested	(52,835)	-
Forfeited	(11,666)	-
Balance - June 30, 2024	458,895	1.75

A summary of the DSU changes during the period are set forth below:

Number of DSUs

Balance - January 1, 2024 & June 30, 2024	75,000

(7)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

12	Revenue

	Three Months ended June 30,
	2024 $			2023 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	1,180	280	1,460	1,302	300	1,602
Capital equipment	773	-	773	-	-	-
	1,953	280	2,233	1,302	300	1,602

	Six months ended June 30,
	2024 $			2023 $
	Contracts with customers	Leasing	Total	Contracts with customers	Leasing	Total

Recurring - non-capital	2,442	500	2,942	2,559	510	3,069
Capital equipment	1,201	-	1,201	393	-	393
	3,643	500	4,143	2,952	510	3,462

13	Nature of expenses

	Three months ended June 30, 2024 $	Three months ended June 30, 2023 $	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $

Production and manufacturing costs	323	92	432	308
Salaries and benefits	4,380	3,107	8,372	6,864
Consulting fees	1,539	1,537	3,144	2,555
Research and development expense	978	574	1,734	1,390
Sales and marketing expenses	883	619	1,592	1,102
Amortization and depreciation	287	277	592	560
Share-based compensation	768	842	1,535	1,783
Rent	108	219	202	500
Software/Hardware	132	88	344	248
Insurance	325	359	656	719
Office and shop supplies	25	55	60	188
Other expenses	317	269	796	519
Expected credit loss (note 3)	1	-	(1)	-
	10,066	8,038	19,458	16,736

(8)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

14	Net finance expense/(income)

	Three months ended June 30, 2024 $	Three months ended June 30, 2023 $	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $

Change in fair value of derivative financial instrument	-	353	-	232
Lease liability interest expense (note 9)	8	11	16	23
Other interest income on cash and cash equivalents	(476)	(455)	(1,038)	(752)
Interest income on trade and other receivables (note 3)	(99)	(40)	(168)	(79)
CIBC loan Interest expense (note 8)	154	181	323	361
Net foreign exchange (gain)/loss	(521)	834	(1,389)	954
	(934)	884	(2,256)	739

Credit risk

Credit risk is the risk of a financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. The Company is exposed to credit risk on its cash and trade and other receivable balances. The Company’s cash management policies include ensuring cash is deposited in Canadian chartered banks.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables are grouped based on shared credit risk characteristics and the days past due.

At June 30, 2024, the expected loss rates are based on comparable company payment profiles of sales over a period of 36 months before June 30, 2024 and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current information on macroeconomic factors affecting the ability of the customers to settle the receivables.

The loss allowance as at June 30, 2024 for trade receivables is as follows:

						2024
	Current	0–30 days	31-60 days	61-90 days	90+ days	Total

Expected loss rate	0.84%	1.42%	1.35%	2.46%	3.62%
Gross carrying amount	6,214	132	42	-	573	6,961
Loss allowance	52	2	1	-	20	75

Foreign currency risk

Foreign currency risk occurs as a result of foreign exchange rate fluctuations between the time a transaction is recorded and the time it is settled.

(9)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

The Company purchases goods and services denominated in foreign currencies and, accordingly, is subject to foreign currency risk. The Company’s financial instruments denominated in foreign currencies are shown below in US dollars.

				June 30, 2024
	US dollars $	Euro $	Canadian dollars $	Chinese renminbi $	Total $

Cash	32,141	880	897	161	34,079
Trade and other receivables	4,516	1,432	1,214	-	7,162
Accounts payable and accrued liabilities	(404)	(409)	(1,846)	(12)	(2,671)
Lease liability	-	-	(685)	-	(685)
Long-term debt	-	-	(5,967)	-	(5,967)

As at June 30, 2024, if foreign exchange rates had been 5% higher, with all other variables held constant, loss and comprehensive loss would have been $217 higher, mainly as a result of the translation of foreign currency denominated cash, trade and other receivables, accounts payable and accrued liabilities, lease liability and long-term debt. The Company does not use derivatives to reduce exposure to foreign currency risk.

Liquidity risk

Liquidity risk is the risk the Company may encounter difficulties in meeting its financial liability obligations as they come due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis.

The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options by the second half of the year ending December 31, 2025; however, there is no assurance the Company will achieve these objectives.

The following table summarizes the Company’s significant contractual, undiscounted cash flows related to its financial liabilities.

				June 30, 2024
	Carrying amount $	Future cash flows $	Less than 1 year $	Between 1 year and 5 years $

Accounts payable and accrued liabilities	2,671	2,671	2,671	-
Lease liability	685	730	288	442
Long-term debt	5,967	7,166	2,480	4,686
	9,323	10,567	5,439	5,128

(10)

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended June 30, 2024	Three months ended June 30, 2023	Six months ended June 30, 2024	Six months ended June 30, 2023

Net loss for the period	$6,919	$7,355	$13,118	$14,096
Weighted average number of common shares	24,440,444	21,165,107	24,373,869	21,044,330
Basic and diluted loss per share	$0.28	$0.35	$0.54	$0.67

The computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the share options, RSUs and DSUs. Of the 1,481,408 share options (June 30, 2023 – 1,479,596), 458,895 RSUs (June 30, 2023 – 385,752), and 75,000 DSUs (June 30, 2023 – 50,000) not included in the calculation of diluted loss per share for the period ended June 30, 2024, 1,319,783 (June 30, 2023 – 1,158,702) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended June 30, 2024 $	Three months ended June 30, 2023 $	Six months ended June 30, 2024 $	Six months ended June 30, 2023 $

Salaries and employee benefits	673	253	1,023	731
Directors’ fees	69	75	138	156
Share-based compensation	485	577	1,027	1,354
	1,227	905	2,188	2,241

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one industry segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease. The Company is managed geographically in Canada, Germany, USA, China and Finland.

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Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

For the three months ended June 30, 2024:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	99	1,101	260	1,460
Capital equipment	773	-	-	773
	872	1,101	260	2,233

For the six months ended June 30, 2024:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	203	2,259	480	2,942
Capital equipment	773	-	428	1,201
	976	2,259	908	4,143

For the three months ended June 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	99	1,286	217	1,602
	99	1,286	217	1,602

For the six months ended June 30, 2023:

	Canada $	USA $	Germany $	Total $

Revenue
Recurring - non-capital	140	2,346	583	3,069
Capital equipment	-	-	393	393
	140	2,346	976	3,462

Other financial information by segment as at and for the six months ended June 30, 2024:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	40,817	3,823	1,907	175	3,310	50,032
Intangible assets	374	-	-	-	-	374
Property and equipment	131	549	-	-	-	680
Right-of-use assets	488	-	-	-	-	488
Amortization of intangible assets	101	-	-	-	-	101
Depreciation of property and equipment	28	355	-	-	-	383
Depreciation of right-of-use assets	108	-	-	-	-	108

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Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2024

In USD (000s)

Other financial information by segment as at and for the year ended December 31, 2023:

	Canada $	USA $	Germany $	China $	Finland $	Total $

Total assets	34,257	4,067	1,952	82	3,553	43,911
Intangible assets	490	-	-	-	-	490
Property and equipment	158	751	-	-	-	909
Right-of-use assets	616	-	-	-	-	616
Amortization of intangible assets	202	-	-	-	-	202
Depreciation of property and equipment	57	670	-	-	-	727
Depreciation of right-of-use assets	217	-	-	-	-	217

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